# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Attovia Therapeutics, Inc., CIK 0002058707
CUSIP: 04987L102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1091 Industrial Road, Suite 310, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Jennifer Martin, 1700 Seventh Ave, Suite 1120, Seattle, Washington (WA), 98101, (206) 451-8040

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 760,327; sole dispositive power 0; shared dispositive power 760,327; aggregate amount beneficially owned 760,327 (1.7% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 760,327; sole dispositive power 0; shared dispositive power 760,327; aggregate amount beneficially owned 760,327 (1.7% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 760,327; sole dispositive power 0; shared dispositive power 760,327; aggregate amount beneficially owned 760,327 (1.7% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,154,213; sole dispositive power 0; shared dispositive power 6,154,213; aggregate amount beneficially owned 6,154,213 (13.5% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,154,213; sole dispositive power 0; shared dispositive power 6,154,213; aggregate amount beneficially owned 6,154,213 (13.5% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,154,213; sole dispositive power 0; shared dispositive power 6,154,213; aggregate amount beneficially owned 6,154,213 (13.5% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 54,163; sole dispositive power 0; shared dispositive power 54,163; aggregate amount beneficially owned 54,163 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 54,163; sole dispositive power 0; shared dispositive power 54,163; aggregate amount beneficially owned 54,163 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 54,163; sole dispositive power 0; shared dispositive power 54,163; aggregate amount beneficially owned 54,163 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 45,579,017 shares of Common Stock that were anticipated to be outstanding following the Issuer's initial public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Attovia Therapeutics, Inc.
Address of issuer's principal executive offices: 1091 Industrial Road, Suite 310, San Carlos, California (CA), 94070

## Item 2. Identity and Background
Name of person filing:
The entities filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Present principal occupation or employment:
FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

FLS XII is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XII, L.P. is to serve as general partner of FLS XII. The sole business of FHMLS XII, L.L.C. is to serve as general partner of FHMLS XII, L.P.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
FLS XII - Delaware, U.S.A.
FHMLS XII, L.P. - Delaware, U.S.A.
FHMLS XII, L.L.C.- Delaware, U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), FLS XI purchased from the Issuer in a series of private transactions, (i) 75,350 shares of Common Stock (after accounting for the 9.29-1 reverse stock split effected on July 29, 2026), (ii) 16,250,000 shares of Series A-1 Preferred Stock, (iii) 14,772,727 shares of Series A-2 Preferred Stock, (iv) 11,054,544 shares of Series B Preferred Stock and (v) 8,930,685 shares of Series C Preferred Stock, for an aggregate total purchase price of approximately $59,979,760.

In connection with the closing of the IPO, the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock held by FLS XI automatically converted into shares Common Stock of the Issuer on a 9.29-to-1 basis, respectively, which resulted in FLS XI directly holding 5,565,980 shares of Common Stock of the Issuer. FLSPF, FLS XI and FLS XII also purchased 617,758, 588,235 and 44,007 shares of Common Stock, respectively, from the underwriters of the IPO at the IPO price of $17.00 per share, for an aggregate purchase price of $21,250,000.

On August 5, 2026, FLSPF and FLS XII purchased, in multiple transactions at prices ranging from $21.77 to $22.00, inclusive, 93,350 and 6,650 shares of Common Stock, respectively, for an aggregate purchase price of $2,190,790. Both FLSPF and FLS XII undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price.

On August 6, 2026, FLSPF and FLS XII purchased, in multiple transactions at prices ranging from $20.36 to $21.88, inclusive, 46,675 and 3,325 shares of Common Stock, respectively, for an aggregate purchase price of $1,061,850. Both FLSPF and FLS XII undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price.

On August 7, 2026, FLSPF and FLS XII purchased, in multiple transactions at prices ranging from $19.37 to $20.00, inclusive, 2,544 and 181 shares of Common Stock, respectively, for an aggregate purchase price of $53,728.83. Both FLSPF and FLS XII undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price.

All purchases of the securities described herein were for cash and were funded by working capital of FLSPF, FLS XI and FLS XII, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock reported herein for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 760,327 shares of Common Stock of the Issuer (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS XI directly holds 6,154,213 shares of Common Stock of the Issuer (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 54,163 shares of Common Stock of the Issuer (the "FLS XII Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLSPF Shares, the FLS XI Shares or the FLS XII Shares beneficially owned by any of the Reporting Persons, other than the respective limited partners, general partners, members and/or beneficiaries of such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreements

The holders of substantially all of the Issuer's pre-IPO capital stock, including the FLS XI, and each of the Issuer's directors and officers, entered into lock-up agreements (the "Lock-Up Agreements") with the representatives of the underwriters of the Issuer's IPO. Pursuant to the Lock-Up Agreements, FLS XI is not permitted, with limited exceptions, for a period of 180 days after the date of the final prospectus related to the IPO, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC. The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Amended and Restated Investors' Rights Agreement

On March 31, 2025, certain investors of the Issuer, including FLS XI, entered into the Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with the Issuer. Under the Investors' Rights Agreement, holders of registrable securities, including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration. The description of the Investors' Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors' Rights Agreement filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A, filed with the SEC on July 29, 2026).

Exhibit 99.3 Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 3.1 to the Issuer's Registration Statement on Form S-1, filed with the SEC on July 14, 2026).

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/11/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/11/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (08/11/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/11/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/11/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (08/11/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/11/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/11/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (08/11/2026)